                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                    THE SOURCE INFORMATION MANAGEMENT COMPANY
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 par value
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                         (Title of Class of Securities)


                                    836151209
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                                 (CUSIP Number)

                                S. Leslie Flegel
                    The Source Information Management Company
                             11644 Lilburn Park Road
                            St. Louis, Missouri 63146
                                 (314) 995-9040
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 With a copy to:

                            John L. Gillis, Jr., Esq.
                             Armstrong Teasdale LLP
                       One Metropolitan Square, Suite 2600
                            St. Louis, Missouri 63102

                                 March 30, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

                                     13D

CUSIP No. 836151209                                           Page 2 of 7 Pages
         ---------------------
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1   Name of Reporting Persons/
    I.R.S. Identification Nos. of Above Person (Entities Only)

    S. Leslie Flegel SSN: ###-##-####

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2   Check the Appropriate Box if a Member of a Group  (See Instructions) (a) [ ]
                                                                         (b) [X]
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3   SEC Use Only

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4   Source of Funds  (See Instructions)

    Not applicable
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5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]
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6   Citizenship or Place of Organization

    USA
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                7   Sole Voting Power
  Number of
                    1,312,772
   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially
                    3,140,000
Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting
                    1,312,772
   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With
                    0
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,452,772

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12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares  (See Instructions)                                      [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     36.6%

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14   Type of Reporting Person  (See Instructions)

     IN

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
                                     13D

CUSIP No. 836151209                                           Page 3 of 7 Pages

--------------------------------------------------------------------------------
1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    William H. Lee, Jr. SSN: ###-##-####

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
                7   Sole Voting Power

                    907,623
               -----------------------------------------------------------------
                8   Shared Voting Power

  Number of         0
   Shares      -----------------------------------------------------------------
Beneficially    9   Sole Dispositive Power
  Owned by
    Each            907,623
  Reporting    -----------------------------------------------------------------
 Person With   10   Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     907,623

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     7.5%

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

CUSIP No. 836151209                    13D                   Page 4 of 7 Pages
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This Amendment No. 1 amends Item 5 of the Schedule 13D jointly filed by S.
Leslie Flegel and William H. Lee, Jr. on January 20, 1999, to reflect the issuance of 1,360,617 shares of Common Stock to Ledecky upon shareholder approval of the conversion of an equal number of shares of Preferred Stock of the Issuer on March 30, 1999, and the termination of the Conversion Voting Agreement on such date. As stated in the original Schedule 13D, Ledecky has given Flegel a proxy to vote his shares of Common Stock, including those shares issued upon the conversion of the Preferred Stock, in accordance with the terms of the Voting Agreement. The termination of the Conversion Voting Agreement terminates the proxies given to Flegel and Lee by the Conversion Shareholders and terminates the group in which Flegel and Lee were members. Capitalized terms have the meanings ascribed to them in the original Schedule 13D.

CUSIP No. 836151209                    13D                   Page 5 of 7 Pages
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ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by deleting the first, second and fourth paragraphs thereof and by inserting the following in lieu thereof:

Flegel may be deemed to be the beneficial owner of 4,452,772 shares of Common Stock, or approximately 36.6% of the shares of Common Stock outstanding, including 1,312,772 shares of Common Stock held of record by Flegel and 3,140,000 shares of Common Stock held of record by Ledecky for which a proxy was granted to Flegel. Flegel has the sole power to vote and dispose of the shares of Common Stock held of record by him, and he has shared power to vote and no power to dispose of the shares of Common Stock held of record by Ledecky.

Lee is the beneficial owner of 907,623 shares of Common Stock held of record by him, or approximately 7.5% of the shares of Common Stock outstanding. Lee has the sole power to vote and dispose of the shares of Common Stock held of record by him.

The percentage of shares of Common Stock outstanding reported as beneficially owned by each person herein on the date hereof is based upon the 12,168,620 shares of Common Stock outstanding as of March 31, 1999.

CUSIP No. 836151209                    13D                   Page 6 of 7 Pages
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                                   SIGNATURES

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.




April 2, 1999                                        By: /s/ S. Leslie Flegel
                                                     ---------------------------
                                                         S. Leslie Flegel

CUSIP No. 836151209                    13D                   Page 7 of 7 Pages
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                                   SIGNATURES

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.





April 2, 1999                                        By: /s/ William H. Lee, Jr.
                                                     --------------------------
                                                             William H. Lee, Jr.